Exhibit 12.1

American Media, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended March 31,
(in thousands)	2015		2014		2013		2012		2011
Earnings
Loss from continuing operations before income taxes	$(56,931)		$(26,313)		$(62,437)		$(8,208)		$(15,533)
add: Fixed charges	54,858		60,019		61,212		60,009		59,763
add: Distribution from equity method investees	2,570		—		—		—		—
less: Net income - noncontrolling interests	(1,219)		(1,048)		(694)		(726)		(510)
Total earnings (loss)	$(722)		$32,658		$(1,919)		$51,075		$43,720

Fixed charges
Interest expense	$50,847		$58,355		$59,779		$58,425		$56,546
Amortization of debt costs	4,011		1,664		1,433		1,584		3,217
Total fixed charges	$54,858		$60,019		$61,212		$60,009		$59,763

Ratio of earnings to fixed charges	—	x	0.5	x	—	x	0.9	x	0.7	x

Coverage deficiency	$55,580		$27,361		$63,131		$8,934		$16,043

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of loss from continuing operations before income taxes plus fixed charges and distributions from equity method investees, less net income attributable to noncontrolling interests. Fixed charges consists of interest expense and amortization of debt costs.